

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

June 23, 2016

Benny Doro
President
Atlantic Acquisition, Inc.
1212 S. Casino Center
Las Vegas, Nevada 89104

> **Re:** **Atlantic Acquisition, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 27, 2016**
> **File No. 333-211681**

Dear Mr. Doro:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. Please revise your cover page. It appears that the first four lines in the fourth paragraph belong at the beginning of the first paragraph, and that the rest of the fourth paragraph along with the fifth and sixth paragraphs are duplicate disclosure.

Rights and Protections under Rule 419, page 5

2. Please revise to clarify, here and throughout the prospectus where appropriate, that all offering proceeds and all securities issued in connection with the offering will be held in escrow and, except for the 10% of proceeds that may be released to the company, will remain in escrow until the completion of any acquisition or the return of all funds after a lapse of 18 months when no acquisition has been consummated.

Risk Factors, page 9

3.   We note that net offering proceeds may be as low as $4,500 and no higher than $18,000. Revise to include a risk factor that discusses how that fact may restrict the company's ability to locate a merger target.

4.   Please revise throughout so that each risk factor describes a particular risk and the discussion of each risk factor describes that risk clearly. We note, as examples only, the following risk factors where the discussion does not clearly explain the risk factor identified in the subheading.

- "Officers and Directors may hinder operations" on page 9
- "Potential Conflicts of Interest may result in loss of business," on page 9
- "Prohibition to sell or offer to sell shares in escrow," page 10

Officers and Directors may hinder operations, page 9

5.   Also please clarify the meaning of the second sentence, which begins "Messrs. Dotres, Doro, and Bubek . . . ."

Prohibition to sell or offer to sell shares in escrow . . . , page 10

6.   Clarify what is meant by "a significant period of time."

No operating history or revenue and minimal assets results in no assurance of success, page 10

7.   You state that the company will have to sell additional common stock or otherwise raise additional capital in order to implement its business plan of merging with another company. However, on page 26, under "General Business Plan" you state that you do not have any capital and do not expect to have any capital to attract a merger partner. Please revise here and throughout the prospectus to clarify your future needs for raising additional capital.

Conflicts relating to the location of merger/acquisition candidates, page 11

8.   In the first sentence you refer to "our officers and director," yet you confusingly use words in the singular such as "*is* actively involved" and "allocating *his* time." Please revise this syntax here and elsewhere in the prospectus to avoid such confusion and to clarify how many officers and directors you have.

Use of Proceeds, page 15

9.   Revise the table to clarify the significance of the line identified as "net offering proceeds."

Background of Directors, Executive Officers, Promoters and Control Persons, page 30

Miguel Dotres, page 31

10.   Please revise this entire section to provide a clearer account of Mr. Dotres's involvement with each company that began as a blank-check company. Focus your disclosure on the current status of each company with regard to its blank-check condition and where it stands with respect to finding a acquisition target, and how Mr. Dotres has contributed to that process. Revise to resolve inconsistencies with other disclosure. For example, you state on page 32 in the first footnote to the chart that Mr. Dotres resigned from all his positions with OICco Acquisition Inc., yet in the following paragraph your language suggests that he is currently involved with bringing the company's periodic reports up to date and is currently involved with identifying a second acquisition target. If you choose to keep the chart in your disclosure, clarify why the filing of periodic reports is material to investors or delete this information. Also clarify the significance of the right-hand column referring to Miguel Dotres's "future" interest in each company.

Conflicts of Interest, page 34

11.   Please revise to state how many blank-check companies Mr. Dotres has an interest in, and provide the names of the companies. State how many additional blank-check companies he expects to establish in the next 18 months.

12.   When you state in the last paragraph that each potential merger partner would be given the opportunity to select among several vehicles owned by Mr. Dotres, clarify on what basis such a choice might be made, in light of the statement in the first paragraph of this section that Mr. Dotres's other blank-check companies would have essentially the same structure and same shareholders.

Directors, page 34

13.   Please revise to state the current number of directors.

Signature Page, page II-5

14.   Please revise to identify the appropriate individuals as principal executive officer, principal financial officer, and controller or principal accounting officer. Refer to Instruction 1 of Form S-1.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 - Telecommunications

cc: Via E-mail
     Harold Gewerter, Esq.